UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)

HARDINGE INC.
(Name of Subject Company)

HELEN ACQUISITION CORP.
(Offeror)
INDÚSTRIAS ROMI S.A.
(Parent of Offeror)
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
412324303
(CUSIP Number of Class of Securities)

Luiz Cassiano Rando Rosolen
Helen Acquisition Corp.
Avenida Pérola Byington, 56
Santa Bárbara d’Oeste — SP — Brazil
CEP 13453-900
+55-19-3455-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Luiz Cassiano Rando Rosolen Indústrias Romi S.A. Avenida Pérola Byington, 56 Santa Bárbara d’Oeste — SP — Brazil CEP 13453-900 +55-19-3455-9000	Michael J. McGuinness, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$116,880,290	$8,333.56

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (a) $10.00, the per share tender offer price, by (b) 11,688,029 shares of Hardinge Inc. Common Stock, par value $0.01 per share (consisting of the sum of (i) the 11,610,789 issued and outstanding shares of Common Stock as of March 31, 2010 (according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed by Hardinge Inc.), and (ii) the 77,240 shares of Common Stock subject to outstanding options and stock units as of March 31, 2010 (according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed by Hardinge Inc.)).

**	Calculated by multiplying the transaction valuation by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,666.85	Filing Party:	Indústrias Romi S.A.
Form or Registration No.:	Schedule TO	Date Filed:	March 30, 2010

Amount Previously Paid:	$1,666.71	Filing Party:	Indústrias Romi S.A.
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
EX-99.A.27

     This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 30, 2010, as amended and supplemented through the date hereof (as so amended, the “Schedule TO”), by Indústrias Romi S.A., a stock corporation organized under the laws of Brazil (“Parent”), and Helen Acquisition Corp., a New York corporation (“Purchaser”) and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Company”), and the associated Series B Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of February 18, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, for $10.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated May 10, 2010 (as may be amended and supplemented from time to time, the “Offer to Purchase”), and in the accompanying Amended and Restated Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated March 30, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Summary Advertisement as published in The Wall Street Journal on March 30, 2010.*

(a)(8)	Press Release issued by Parent on March 30, 2010.*

(a)(9)	Press Release issued by Parent on February 19, 2010.*

(a)(10)	Press Release issued by Parent on February 8, 2010.*

(a)(11)	Press Release issued by Parent on February 4, 2010.*

(a)(12)	Investor Presentation Materials dated February 4, 2010.*

(a)(13)	Press Release issued by Parent on April 13, 2010.*

(a)(14)	Investor Presentation Materials dated April 2010.*

(a)(15)	Press Release issued by Parent on April 22, 2010.*

(a)(16)	Amended and Restated Offer to Purchase dated May 10, 2010.*

(a)(17)	Form of Amended and Restated Letter of Transmittal.*

(a)(18)	Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(19)	Form of Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(20)	Form of Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(21)	Press Release issued by Parent on May 10, 2010.*

(a)(22)	Press Release issued by Parent on May 21, 2010.*

(a)(23)	Press Release issued by Parent on May 27, 2010.*

(a)(24)	Press Release issued by Parent on June 15, 2010.*

(a)(25)	Press Release issued by Parent on June 17, 2010.*

(a)(26)	Press Release issued by Parent on June 21, 2010.*

(a)(27)	Press Release issued by Parent on July 13, 2010.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*	Previously filed.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 13, 2010

HELEN ACQUISITION CORP.
By:	/s/ Livaldo Aguiar dos Santos
	Name:	Livaldo Aguiar dos Santos
	Title:	President

By:	/s/ Luiz Cassiano Rando Rosolen
	Name:	Luiz Cassiano Rando Rosolen
	Title:	Vice President

INDÚSTRIAS ROMI S.A.
By:	/s/ Livaldo Aguiar dos Santos
	Name:	Livaldo Aguiar dos Santos
	Title:	Chief Executive Officer and President

By:	/s/ Luiz Cassiano Rando Rosolen
	Name:	Luiz Cassiano Rando Rosolen
	Title:	Controller and Investor Relations Officer

EXHIBIT INDEX

Exhibit
No.
(a)(1)	Offer to Purchase dated March 30, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Summary Advertisement as published in The Wall Street Journal on March 30, 2010.*

(a)(8)	Press Release issued by Parent on March 30, 2010.*

(a)(9)	Press Release issued by Parent on February 19, 2010.*

(a)(10)	Press Release issued by Parent on February 8, 2010.*

(a)(11)	Press Release issued by Parent on February 4, 2010.*

(a)(12)	Investor Presentation Materials dated February 4, 2010.*

(a)(13)	Press Release issued by Parent on April 13, 2010.*

(a)(14)	Investor Presentation Materials dated April 2010.*

(a)(15)	Press Release issued by Parent on April 22, 2010.*

(a)(16)	Amended and Restated Offer to Purchase dated May 10, 2010.*

(a)(17)	Form of Amended and Restated Letter of Transmittal.*

(a)(18)	Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(19)	Form of Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(20)	Form of Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(21)	Press Release issued by Parent on May 10, 2010.*

(a)(22)	Press Release issued by Parent on May 21, 2010.*

(a)(23)	Press Release issued by Parent on May 27, 2010.*

(a)(24)	Press Release issued by Parent on June 15, 2010.*

(a)(25)	Press Release issued by Parent on June 17, 2010.*

(a)(26)	Press Release issued by Parent on June 21, 2010.*

(a)(27)	Press Release issued by Parent on July 13, 2010.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*	Previously filed.